FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Home Healthcare Provider Chooses BES12 by BlackBerry to Enable More Efficient Communications	2.

Document 1

NEWS RELEASE
FOR IMMEDIATE RELEASE

APRIL 14, 2015

Home Healthcare Provider Chooses BES12 by BlackBerry to Enable More Efficient Communications

HIMSS 2015, Chicago, IL - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today that CarePartners has chosen CellTrak’s VisitManager™ solution, running on BlackBerry® 10 smartphones and managed by BES12: a multi-OS EMM solution by BlackBerry, to mobilize their home care providers.

CarePartners is a home care nursing agency that provides personal support services, rehabilitation services, and nursing care to over 70,000 patients each year. CarePartners issued BlackBerry 10 smartphones provisioned with CellTrak’s VisitManager mobile healthcare management application to over 4,000 employees in their mobile workforce. VisitManager enables CarePartners’ home care providers to securely access patient information directly on their BlackBerry 10 smartphones. It allows them to update client records in real-time, and helps them manage their appointments and schedule changes throughout the day. The solution allows for secure real-time communications between care providers and back office employees.

“With thousands of home care staff visiting clients each and every day, CarePartners recognized very quickly that they required a solution that gives their care providers convenient and secure access to the information they need and delivers a more integrated approach to logging and managing their hours of service,” said Barry Billings, Vice President, CellTrak Canada. “Partnering with BlackBerry enables us to offer CarePartners a real-time connection to their patient data that is secure from end-to-end, in transit and at rest and a way to increase the productivity of their workforce.”

CarePartners is also migrating to BES12 for enterprise mobility management (EMM) to securely manage their deployment of BlackBerry 10 smartphones. BES12 can manage any mobile deployment model such as BYOD, COPE and COBO, and seamlessly supports iOS, Android™, Windows Phone®, BlackBerry 10 and BlackBerry® OS devices.

“With the CellTrak solution on BlackBerry, we have realized greater scheduling efficiency and a drastic reduction in missed visits for our patients,” said Kelly Baechler, Manager Organizational Change, CarePartners. “Having real-time access to patient care plans has allowed us to provide the highest quality care. It was important to us to implement an EMM solution that gives us strict device management and the ability to provide management of a variety of devices, and that meets the security needs for healthcare. With BES12, we have control over our devices and we know our data is protected.”

“With BES12, BlackBerry delivers a multi-OS and deeply integrated communications engine that provides the highest levels of trust and security required when exchanging patient health information,” said John Sims, President, Global Sales, BlackBerry. “By tightly integrating with partners such as CellTrak, we’re able to provide CarePartners with real-time visibility into their patient data and care plans. This empowers them to truly mobilize their workforce in a way that meets their need for security and control, while allowing them to meet necessary PIPEDA and HIPAA regulations.”

Find out more about BES12 at www.BlackBerry.com/BES12. Find out more about CarePartners at www.CarePartners.ca. Find out more about CellTrak at www.CellTrak.com.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
Sarah Burt
(519) 597-5606
sburt@blackberry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	April 14, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer